UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Completion of buyback programme , dated 03 October 2019

 3 October 2019

Completion of $200m buyback programme

Micro Focus International plc (the "Company") announces that it has now completed its $200 million share buyback programme, details of which were announced on 17 July 2019.

As at the close of business on 1 October 2019, the Company has 333,318,230 ordinary shares in issue and holds a further 30,226,265 ordinary shares in Treasury.

The figure of 333,318,230 should be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.

At the same date, the Company has in issue live equity incentives under a number of plans. Save for the Employee Share Purchase Plan (ESPP), as at the close of business on 1 October 2019, these require a total of 13,485,121 ordinary shares equivalent to 4.05% of the ordinary shares in issue (excluding Treasury Shares).  Of these non-ESPP equity incentives, those over 1,765,253 ordinary shares have vested and are capable of exercise by individuals.   Awards over the remaining 11,719,868 ordinary shares may vest in future, subject to the rules of these plans.

The nature of the ESPP means that the number of shares that will ultimately be required will vary with exchange rates and the market value of the Company's shares. As at the close of business on 1 October 2019, we expect live awards to require the transfer of approximately 1.9m shares to participants, of which approximately 1.6m relates to the employees' contributions.

ENDS

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman              Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 03 October 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer